Exhibit 21.1

Magnetek, Inc.
Subsidiaries of the Registrant as of January 1, 2012

The following list of subsidiaries of Magnetek, Inc. indicates the jurisdiction of organization.

	Jurisdiction of	Status at
Name	Incorporation	January 1, 2012
Magnetek Mondel Holding, Inc. (1)	Delaware	Active
Magnetek Alternative Energy, Inc. (1)	Delaware	Active
Magnetek (U.K.) Limited (1)	England	Active
Magnetek Canada ULC (3)	Canada	Active
Magnetek National Electric Coil, Inc. (1)	Delaware	Inactive
Magnetek de Mexico, S.A. de C.V. (2)	Mexico	Inactive
Manufacturas Electricas de Reynosa, S.A. de C.V. (2)	Mexico	Inactive
Mejor Electronica de Mexico S.A. de C.V. (2)	Mexico	Inactive
Servicio de Guarderas, S.C. (2)	Mexico	Inactive

(1)	100% owned by Magnetek, Inc.

(2)	99% owned by Magnetek, Inc.

(3)	100% owned by Magnetek Mondel Holding, Inc.